Exhibit (a)(27)

TEXT OF E-MAIL TO ASPEN EMPLOYEES

COMMUNICATIONS ON ASPEN AND ENDURANCE PROXY MATERIALS

Dear Aspen Employee and Director Shareholders:

For employees who hold their shares through Merrill Lynch, and to the extent you haven’t received any of your materials yet from your broker, you may contact Charles Schorpp at 1-404-231-8025 at Merrill Lynch to provide your voting instructions. We have been informed that Merrill Lynch’s Proxy Department will need the instruction no later than Wednesday, July 23, 2014.

For employees who hold their shares as a result of the UK SAYE Plan, you appear as a registered shareholder with Computershare, the Company’s registrar and transfer agent. You should have received these materials directly. If you have not received any of the materials, you may contact our proxy solicitor, Innisfree M&A Incorporated, toll-free at 1 (877) 717-3930.

For employees who hold their shares as a result of the US ESPP or the International ESPP, as these shares are held by Computershare as nominee, we understand that no consent materials were sent to you by Endurance Specialty Holdings, and as a result you would also not be getting materials from us.

If you have any further questions, do not hesitate to contact either Mike Cain or myself.

Kind regards,

Patricia